FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Banco Santander - Chile

(Exact name of Registrant as specified in its charter)

Republic of Chile

(Jurisdiction of incorporation)

Bandera 140

Santiago, Chile

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

FORM 20-F    ☒     FORM 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

YES  ☐     NO  ☒

If “Yes” is marked , indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

BANCO SANTANDER - CHILE

Item		Sequential Page Number
1.	Translation of material Event file with Superintendent of Banks on July 16, 2004	3
2.	Press Release published on July 17, 2004 announcing Strategic Alliance with Almacenes Paris	4

Santiago, July 16, 2004

Mr. Enrique Marshall Rivera

Superintendent of Banks and

Financial Institutions

Ref.: Material Event

Mr. Superintendent,

In conformity with Article 9 and Clause 2 of article 10 of Law 18,045, Banco Santander Chile informs as a material event that on this date we have signed with Empresas Almacenes París S.A. a strategic alliance with the objective of strengthening our commercial activities by giving exclusive benefits to our clients. Additionally this Alliance includes the following:

1.	The sale of financial assets in an amount of Ch$ 90,000 million of the consumer loan division Santiago Express, including the transfer of employees and branches. This is subject to the authorization of this Superintendence of the functioning of Banco París in a period of 180 days from today.

The value of this operation is US$38,000,000 plus the net value of the loan portfolio.

2.	The option to acquire loans and future clients defined as Prime from Empresas Almacenes París S.A.

3.	The Bank will temporarily advise Banco París in some areas and processes subject to the approval of the Superintendence

4.	Access to the Bank’s ATM network to the clients for Tarjeta París holders and future clients of Banco París, as long as it is technically possible

For the right to use our ATM network, Administradora de Créditos Comerciales ACC SA will pay the Bank US$2,000,000 at the moment the contract mentioned in point 1 is signed.

Sincerely,

Oscar Von Chrismar

CEO

Banco Santander Santiago

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SANTANDER SANTIAGO AND ALMACENES PARIS

CONSOLIDATE THEIR COMMERCIAL STRATEGIC ALLIANCE AND SIGN THE

SALE OF SANTIAGO EXPRESS AND THE CREATION OF BANCO PARIS

•	The operation implies the sale of the Santiago Express Division, which includes a loan portfolio of US$140 million and 37 branches and 330 employees. This transaction will give origin to Banco París in the last quarter of this year and will receive temporarily the technical assistance and technology of Grupo Santander and its subsidiaries.

•	The clients of Santander Santiago will be able to access with their credit cards to the exclusive offers given in the Almacenes Paris department stores, becoming the sole bank in Chile to give this type of benefit to its clients. At the same time Tarjeta París and Banco París clients will be able to utilize the ATM network of Santander Santiago, the largest in Chile for cash withdrawals, cash advances and to access credit lines. This option will be available once technical adjustments are made. Almacenes Paris will become the first large department store in Chile that will be able to offer its clients access to an ATM network with more than 1,250 ATMs throughout Chile.

•	The net value of this operation was set at US$ 40 million plus the net value of the loan portfolio.

Banco Santander Santiago and Almacenes París signed today the contract, which sealed their Commercial Strategic Alliance, and other agreements related to the sale of the loan portfolio and branches of the Santiago Express Division, which will become Banco París. This also included the operational details that will allow Banco Santander Santiago to acquire the loans of the Prime (middle to upper income) clients of Almacenes París and make effective the benefits of this agreement for Santander Santiago clients.

After this agreement was signed by Mauricio Larraín, President of Banco Santander Santiago and Juan Antonio Gálmez, Vice-President of Empresas Almacenes París the official transfer of the assets of Santiago Express was established. This operation plus the access to Santander Santiago’s ATMs was valued at US$40 million.

The strategic alliance includes two exclusive aspects: (i) Tarjeta París and Banco París clients will be able to utilize the ATM network of Santander Santiago, the largest in Chile with 1,250 machines for cash withdrawals, cash advances and to access credit lines and (ii) clients of Santander Santiago will be able to access with their credit cards Almacenes Paris’ client loyalty programs.

The agreement signed today for a period of five years establishes the mechanism in which Santander Santiago can acquire loans from Almacenes París’ Prime client base, including the current stock of loans and future operations. Almacenes París will retain the commercial relationship with these clients.

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The alliance also signifies the hiring by Banco París of the 330 employees of Santiago Express, plus the acquisition of 37 working branches and a loan portfolio of Ch$ 90 billion (US$140 million). Subject to the approval by the Superintendence of Banks within the next 180 days, Banco París with 75,000 clients aspires to a market share of 4% in the next three years and a loan portfolio of Ch$150-200 billion (US$240-315 million).

Mauricio Larraín, Chairman of Banco Santander Santiago stated “we are very satisfied with this agreement, since we are sure we have created a strategic alliance that will bring important benefits to the Bank’s clients by amplifying our product offer in an innovative manner by working together with Almacenes París. The possibility of creating a banking relationship with the Prime clients of Almacenes París is an excellent opportunity for our Bank. With this deal we are creating value for our shareholders and clients. One of the agreements that generated most satisfactions is that the employees of Santiago Express will remain at the new Banco París, making this a unique and beneficial agreement for everyone.”

For Juan Antonio Gálmez, Vice Chairman of Empresas Almacenes París, this agreement permits the company “to accelerate by four years our original project in the banking sector. We will become an excellent banking alternative for middle class customers with the backing of a company with more than 100 years of history. Banco París aspires to be one of the best retail banks by assimilating it service and products with the department store with an up-beat and innovative approach with state-of-the art technology and integrated to Internet” At the same time Mr. Gálmez pointed out that the commercial alliance between Almacenes París and Santander Santiago opens very interesting prospects for both companies that will translate into important benefits for their client through a strong spirit of collaboration”.

Banco París will offer its clients consumer loans, credit cards, mortgage loans, auto loans, savings products and other financial services. To develop these products and services, Banco París has contracted Altec, Grupo Santander’s financial services technology developer for Latin America.

The opening of Banco París corresponds to the second stage of Empresas Almacenes París Strategic Plan initiated in 1997 and that included investments worth US$300 million. This included the formation of Banco París and the opening of department stores in Santiago, Antofagasta, Calama, La Serena, Villa Alemana, Talca, Concepción, Los Angeles, Temuco and other openings coming soon in other locations throughout Chile.

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
562-320-8505	562-320-8284	562-647-6474

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

July 16, 2004	/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel